Exhibit 12

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

Year ended December 31,	2007	2008	2009	2010	2011
	(Dollars in thousands, except ratios)

Earnings/(loss) before income taxes	51,658	(10,923)	(9,410)	(38,170)	(49,650)
Distributed interest from unconsolidated companies	7,476	6,240	—	—	—
Add back dividends received	1,763	3,840	3,790	1,759	2,428
Impairments on equity method investment	—	22,992	—	—	—
Total earnings/(loss) before income taxes	60,897	22,149	(5,620)	(36,411)	(47,222)
Fixed charges:
Interest	46,093	53,206	34,074	33,498	37,449
Amortization of finance costs	2,905	2,837	3,427	4,784	7,029
Interest on guaranteed indebtedness	—	—	—	—	—
Total interest	48,998	56,043	37,501	38,282	44,478
Interest factor of rent expense	1,366	2,935	2,942	3,153	3,288
Total fixed charges	50,364	58,978	40,443	41,435	47,766
Capitalized interest	5,619	7,628	5,275	3,130	863
Fixed charges (excluding capitalized interest)	44,745	51,350	35,168	38,305	46,903
Earnings/(losses) before fixed charges (excluding capitalized interest) and income taxes	105,642	73,499	29,548	1,894	(319)
Ratio of earnings to fixed charges	2.1	1.2	0.7	0.0	0.0
Deficiency in earnings to cover fixed charges	—	—	5,620	36,411	47,222